Exhibit 99.1

Subsea 7 S.A. announces share buyback programme

Luxembourg – June 15, 2011 - Subsea 7 S.A. (Oslo Børs: SUBC) (the “Company”) announced today that its Board has decided to carry out a share buy-back programme of up to 2,512,135 shares. As of June 15, 2011 the Company has 351,793,731 shares in issue, including treasury shares and approximately 341.1 million shares outstanding.

The buy-back programme is initiated in order to remove the dilution for existing shareholders resulting from the delivery on June 6, 2011 of an equivalent number of shares out of treasury to converting holders of $300m 2.80% Convertible Notes due 2011. The repurchased shares will either be cancelled or held as treasury shares to meet obligations arising under notes convertible into shares of the Company or any employee share option schemes.

Shares will be repurchased in the open market on the Oslo Børs. This repurchase payment is in accordance with the authorisation granted to the Board at the AGM on May 27, 2011.

Under the authorisation, the Company or any direct or indirect wholly-owned subsidiary of  the Company is authorised to purchase shares subject to the maximum price to be paid for such shares not exceeding the average closing price for such shares on the Oslo Børs for the five most recent trading days prior to such purchase and b) the minimum price to be paid for such shares shall not be less than the par value (i.e. U.S. $2.00 per share) thereof and further provided such purchases are in conformity with Article 49-2 of the Luxembourg Company Law, such authorisation being granted for purchases completed on or before May 26, 2016.

As at June 14, 2011, Subsea 7 S.A. indirectly held 8,474,781 treasury shares representing 2.41% of the total number of issued shares. In addition, 583,000 shares were held in an employee benefit trust to support the 2009 Long-Term Incentive Plan and a further 1,612,140 shares were held in a separate employee benefit trust to support the restricted stock award plan. The total shares in issue, including treasury shares, of 351,793,731 shares remains unchanged.

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Subsea 7 S.A. is a seabed-to-surface engineering, construction and services contractor to the offshore energy industry worldwide.
We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.

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For further information, please contact:
Karen Menzel
Subsea 7 S.A.
+44 (0)20 8210 5568
karen.menzel@subsea7.com
www.subsea7.com

If you no longer wish to receive our press releases please contact: karen.menzel@subsea7.com

Forward-Looking Statements: Certain statements made in this announcement may include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934.  These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast,” “project,” “will,” “should,” “seek,” and similar expressions.  These forward-looking statements include, but are not limited to, statements as to the value of the awarded contract, statements as to the date of commencement and completion of each awarded contract and statements as to the scope of each awarded contract.  The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties.  The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage.  Many of these factors are beyond our ability to control or predict.  Given these factors, you should not place undue reliance on the forward-looking statements.